LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

1999 HARRISON STREET, 26th Floor

OAKLAND, CALIFORNIA 94612

(510) 350-3070

FACSIMILE: (510) 834-8309

July 15, 2009

BY EDGAR AND FACSIMILE

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL 14, LLC (the “Company”)
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-1
SEC File No. 333-159578

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 1 to the above referenced registration statement.

This letter includes our supplemental responses to the comments in your letter of June 26, 2009. The numbered paragraphs set forth below correspond to the numbered comments in your letter.

Cover Page

1.	See the revision to the S-1 cover page.

2.	See the revision to the S-1 cover page.

3.	(1) See the added tenth bullet point risk factor on the cover page of the prospectus addressing the risk of potential conflicts of interest. A corresponding risk factor item has been added to the Summary of the Offering section of the prospectus.

(2) With regard to the risk noted in comment 3(2), the registrant does not believe that this risk is of such material significance as to warrant cover page emphasis.

Ms. Pamela A. Long

July 15, 2009

It is our assumption that the comment intends to address the risk of investors incurring a tax liability in excess of cash “distributions” (and not “contributions”) in a given year. The registrant does not see any possibility of investors incurring tax liability in excess of cash contributions, but, due to accelerated cost recovery methods and the timing and amount of sale proceeds that may be realized on the disposition of investments, it is possible that an investor might incur tax liability in excess of cash distributions made for the period in which the tax liability is incurred. However, such a possibility is not likely and would not necessarily reflect an adverse investment result, as the investor would, under such circumstances, have received substantial prior distributions on a tax deferred basis, resulting in a benefit from the time value of such cash distributions.

Based on the historical results of similar prior programs, cash distributions to holders for each tax year are expected to exceed each holder’s net taxable income from an investment in the Fund for the period, so such distributions are also expected to exceed the holder’s tax liability for each year throughout the life of the Fund, as that tax liability would be only a portion of the amount of taxable income for the year. In the event that distributions to holders do not exceed net taxable income for a year, the Manager would evaluate the availability of cash and the impact on the Fund of making a catch-up distribution from cash flow or reserves in the subsequent year based upon a review of the preceding year’s tax return. This review would typically occur during April of the subsequent year, and the ability to make such catch up distributions would thus reduce further the possibility of any tax liability exceeding related cash distributions.

For the foregoing reasons, the registrant believes that, while the cited risk is a possible event warranting a risk factor disclosure, it is not sufficiently material to warrant cover page emphasis or more prominent placement under “Risk Factors.” As the Staff has noted in its Release 33-6900, the inclusion of more remote risks or on the cover page will detract from the appropriate emphasis on the most material risks of an investment.

4.	See the revised first bullet point risk factor on the cover page of the prospectus.

5.	See the revised sixth bullet point risk factor on the cover page of the prospectus.

6.	See the revised eighth bullet point risk factor on the cover page of the prospectus.

Calculation of the Registration Fee Table

7.	See the added footnotes to the table on the cover page of the S-1 indicating calculation of the registration fee pursuant to Rule 457(o).

Ms. Pamela A. Long

July 15, 2009

Preliminary Prospectus Cover Page

8.	Please see the revised cover page, with the per Unit price, and the minimum offering and the maximum offering amounts added as centered text below the issuer’s name.

9.	Please see the paragraph added to “Summary of the Offering – Plan of Distribution.” The potential discounted sales price reflects a waiver of the retail selling commission, rather than a variable sales price. The cover page has no room for any disclosure, other than that information specifically required under Release 33-6900 and other applicable disclosure rules. The registrant therefore asserts that, if the Staff believes that this information should receive more prominent disclosure, it is best placed in the summary of the offering under the caption relating to the more detailed disclosure in the body of the prospectus.

Summary of the Offering

10.	See the Organizational Diagram moved from its own prospectus section to a new subsection under “Summary of the Offering.”

11.	See the revisions under “Summary of the Offering – Investment Portfolio” and “Glossary,” as well as the conversion of “High Quality Corporate Credits” to a defined term throughout the prospectus.

Prior Performance Summary

12.

ATEL 14, LLC is the sponsor’s 13th public equipment leasing program, and the statement regarding 12 prior public funds is accurate. The sponsor elected to skip the number “13” in naming its new fund. The registrant does not believe that skipping a “Fund 13” would be misleading or otherwise create any inaccuracy in its prior performance presentation.

Federal Income Tax Consequences

13.	See the revision under “Federal Income Tax Consequences – Opinions of Derenthal & Dannhauser LLP.”

Supplemental Sales Material

14.	Enclosed with the hard copy of this letter, forwarded supplementally to the staff, is the draft investor brochure intended to be used with investors upon effectiveness. The brochure will be used exclusively with the statutory prospectus. No other supplemental sales materials have yet been prepared for use in this offering.

Ms. Pamela A. Long

July 15, 2009

Exhibit A

Prior Performance Information

Table III – Operating Results of Prior Programs

15.	The cash distribution amounts for each prior program presented in Table III have been revised to agree with amounts presented in the periodic reports for each respective program in its Statements of Cash Flows and Statements of Changes in Members’ Capital. The variances noted were the result of incorrectly referenced calculations of the weighted average number of units outstanding for the respective periods. In the instances of Funds IX (2005), X (2005), XI (2005) and 12 (2008, 2009), cash distributions presented in Table III are consistent with the distributions reported in the respective program’s Statements of Cash Flows, with the variances to the distributions shown in their respective Statements of Changes in Members’ Capital reflected as a component of accrued liabilities on the related period Balance Sheet.

16.	Footnotes to Table III relating to cash generated by (used in) operations, cash generated by sales and cash generated from other amounts have been expanded, as appropriate, to indicate the nature of the derivation of amounts based upon the consistent reporting of cash flows included in the prior programs’ Forms 10-K and 10-Q.

Exhibit Index

17.	Please note that the Subscription Agreement has been incorporated by reference as Exhibit 10.2 in both Item 16(a) of Part II and the Exhibit Index. We would note that this is a novel comment in our experience. The form of subscription agreement will be entered into in the normal course over the two year offering period.

Opinion of Counsel, Exhibit 5.1

18.	See the revised Exhibit 5.1.

19.	See the revised Exhibit 5.1.

20.	See the revised Exhibit 5.1. As counsel to the registrant, we will not render an opinion speaking as of a future date, so the registrant proposes to file a short form amendment to the registration statement as of the effective date to include counsel’s opinion as of the effective date. Exhibit 5.1 is therefore filed as the form of opinion to be executed, dated and filed as of the effective date.

Ms. Pamela A. Long

July 15, 2009

Tax Opinion

21.	See the revised Exhibit 8.1.

22.	See the revised Exhibit 8.1. This will confirm that counsel’s opinions on tax matters are based on applicable provisions of California law, including the cited Limited Liability Company Act, any applicable provisions of the California Constitution, and reported judicial decisions, regulatory interpretations and other applicable authorities.

Please contact me with any further questions or comments you may have concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal

cc:	Mr. Rufus Decker
Ms. Nudrak Salik
Sherry Haywood, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Facsimile: (202) 772-9292

Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.